UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Tableau Software, Inc.

(Name of Subject Company)

Sausalito Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 87336U105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy Weaver, Esq.

President, Legal and Corporate Affairs,

General Counsel and Secretary

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Raaj S. Narayan, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,347,998,375***	$1,981,377.40****

*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $164.60, the average of the high and low sales prices per share of Tableau Class A common stock on June 28, 2019, as reported by the New York Stock Exchange, and (ii) 96,668,125 (which represents the estimated maximum number of shares of Tableau Class A common stock and Tableau Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying Tableau equity awards outstanding as of June 24, 2019, and (y) shares underlying Tableau equity awards that are expected to be granted between June 24, 2019 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The Tableau Class B common stock is not publicly traded but converts, on a one-for-one basis, into Tableau Class A common stock at the election of the holder. Each share of Tableau Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of Tableau Class A common stock upon consummation of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001212 multiplied by the proposed maximum offering price.
***

In connection with the filing of this amendment to the Tender Offer Statement on Schedule TO, the registrant is registering an additional 2,757,500 shares of Salesforce common stock to be issued in connection with the offer and the merger (the “Additional Registered Shares”), which number is the product of (i) 2,500,000, which is the maximum number of additional shares of Tableau Class A common stock to be exchanged or assumed in the merger, including in respect of Tableau equity awards expected to be granted following July 3, 2019 and shares reserved for issuance under equity plans of Tableau and (ii) the exchange ratio of 1.103. The transaction valuation of the Additional Registered Shares was estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (x) $174.57, the average of the high and low sales prices per share of Tableau Class A common stock on July 19, 2019, as reported by the New York Stock Exchange, and (y) 2,500,000, the additional shares of Tableau Class A common stock to be exchanged or assumed in the merger, including in respect of Tableau equity awards expected to be granted following July 3, 2019 and shares reserved for issuance under equity plans of Tableau.

****

Includes a registration fee of $1,928,482.69 previously paid in connection with the original filing of this Tender Offer Statement on Schedule TO on July 3, 2019, with respect to the $15,911,573,375 transaction valuation listed in the calculation fee table of such filing. An additional registration fee of $52,894.71 is being paid in connection with the filing of this amendment to the registration statement with respect to the 2,757,500 Additional Registered Shares being registered hereby.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,981,377.40	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4 (333-232530)	Date Filed: July 3, 2019, as amended on July 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2019 (together with any amendments and supplements thereto, the “Schedule TO”), by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Class A common stock of Tableau Software, Inc., a Delaware corporation (“Tableau”), par value $0.0001 per share (“Tableau Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Tableau Class B common stock,” and together with “Tableau Class A common stock,” “Tableau common stock” and such shares of Tableau common stock, “Tableau shares”), validly tendered and not validly withdrawn in the offer, 1.103 shares of Salesforce common stock, par value $0.001 per share (which we refer to as “Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the SEC a Registration Statement on Form S-4 dated July 3, 2019 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement on Form S-4 dated July 23, 2019 (“Amendment No. 1 to the Registration Statement”), relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of Tableau common stock validly tendered and not validly withdrawn in the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of Amendment No. 1 to the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 9, 2019, by and among Salesforce, the Offeror and Tableau, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

Item 12.	Exhibits.

Item 12 is hereby amended by the restatement of Exhibit (a)(4) as set forth below.

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to Salesforce’s Registration Statement on Form S-4 filed on July 23, 2019)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2019

SAUSALITO ACQUISITION CORP.

By:	/s/ Sarah Dods
Name:	Sarah Dods
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer